UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE TO/A
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LEAR CORPORATION
(Name of Subject Company (issuer))
LEAR CORPORATION
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Zero-Coupon Convertible Senior Notes due 2022 (Title of Class of Securities)	521865 AG 0 (CUSIP Number of Class of Securities)

Daniel A. Ninivaggi
Senior Vice President, Secretary and General Counsel
Lear Corporation
21557 Telegraph Road
Southfield, Michigan 48034
(248) 447-1500
Copies to:
Bruce A. Toth, Esq.
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$304,000,000	$32,528

*	Calculated solely for purposes of determining the filing fee. This amount represents the value of all outstanding Notes based on the purchase price of $475 per $1,000 principal amount at maturity (640,000 Notes x $475).

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107 for each $1,000,000 of the value of the transaction.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$32,528	Filing party:	Lear Corporation
Form or Registration No.:	SC TO-I	Date Filed:	May 16, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1	☑	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Amendment No. 1 to Tender Offer Statement on Schedule TO (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Lear Corporation (the “Company”) on May 16, 2006 (the “Schedule TO”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended. The Schedule TO relates to the Company’s offer to purchase for cash any and all outstanding Zero-Coupon Convertible Senior Notes due 2022 (the “Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated May 16, 2006 (the “Offer to Purchase”) and in the related Consent and Letter of Transmittal, which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase.
     The first paragraph under the heading “Introductory Statement” in the Schedule TO is hereby amended and restated in its entirety as follows:
“This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by Lear Corporation, a Delaware corporation (the “Company”), to purchase for cash any and all of its outstanding Zero-Coupon Convertible Senior Notes due 2022 (the “Notes”) at a purchase price of $475 per $1,000 principal amount at maturity of Notes plus an amount equal to $0.08 per $1,000 of principal amount at maturity of the Notes for each day, if any, after June 13, 2006 to, but excluding, the date on which the Notes are purchased.”
     Item 1. Summary Term Sheet. Item 1 of Schedule TO, which incorporates by reference the information contained in the Offer to Purchase under the captions “Summary Term Sheet” and “Answers to Questions You May Have” is hereby amended and supplemented as follows:
     (i) The first paragraph under the heading “Summary Term Sheet” in the Offer to Purchase is amended and restated in its entirety as follows:
“The following summary is provided solely for the convenience of the holders of Notes. Holders are urged to read this Offer to Purchase in its entirety. Each of the capitalized terms used in this Summary Term Sheet and not defined herein has the meaning set forth elsewhere in this Offer to Purchase.”
     (ii) The paragraph next to the caption “Purchase Price” under the heading “Summary Term Sheet” in the Offer to Purchase is amended and restated in its entirety as follows:
The consideration for each $1,000 principal amount at maturity of Notes tendered and accepted for payment pursuant to the tender offer shall be $475 plus an amount equal to $0.08 per $1,000 of principal amount at maturity of the Notes for each day, if any, after June 13, 2006 to, but excluding, the date on which the Notes are purchased. The $0.08 approximates the implied daily accretion for each day after June 13, 2006 from the $475 proposed tender offer price to the accreted value at February 20, 2007, which is the date from and after which the Company has the option to redeem all or a portion of the Notes for cash at their accreted value.”
     (iii) The sentence next to the caption “The Proposed Amendments” under the heading “Summary Term Sheet” in the Offer to Purchase is amended and restated in its entirety as follows:
“The covenants imposing limitations on the Company’s ability to incur liens and enter into sale and lease-back transactions, contained in Section 4.07 and Section 4.08, respectively, of the indenture governing the Notes will be eliminated and certain other changes of a technical or conforming nature will be made.”
     (iv) The text in the first bullet point next to the caption “Certain Consequences to Holders of Notes Not Tendering” under the heading “Summary Term Sheet” in the Offer to Purchase is amended and restated in its entirety as follows:
“holders of Notes outstanding after consummation of the tender offer and effectiveness of the Proposed Amendments will not be entitled to the benefit of covenants that impose limits on the Company’s ability to incur liens and enter into sale and lease-back transactions, as presently contained in the indenture governing the Notes, which could negatively impact the price at which the outstanding Notes may trade; and”

     (v) The first paragraph under the heading “Answers to Questions You May Have” in the Offer to Purchase is amended and restated in its entirety as follows:
“The following are answers to some of the questions that you, as a holder of the Notes, may have. We urge you to read the remainder of this Offer to Purchase and the accompanying Consent and Letter of Transmittal carefully. Additional important information is contained in the remainder of this document and in the other documents delivered with this Offer to Purchase.”
     (vi) The paragraph under the question “Why is the Company offering to purchase your Notes?” in the Offer to Purchase is hereby deleted in its entirety and the following text is inserted in its place:
“We are offering to purchase your Notes in order to retire the debt associated with the Notes. As part of the offer to purchase your Notes in the tender offer, we are also seeking your consent to amend the indenture governing the Notes.
What will be the effect of the amendment to the indenture governing the Notes?
The proposed amendments to the indenture governing the Notes will eliminate the covenants imposing limitations on the Company’s ability to incur liens and enter into sale and lease-back transactions, which could negatively impact the price at which the outstanding Notes may trade.”
     (vii) The paragraph under the question “What price will you receive for your Notes if you tender them to us?” in the Offer to Purchase is amended and restated in its entirety as follows:
“We are offering to repurchase your Notes for cash at a repurchase price of $475 per $1,000 of the principal amount at maturity of the Notes. The Notes purchase price of $475 per $1,000 of principal amount at maturity is less than the accreted value of the Notes per $1,000 of principal amount at maturity by $2.22 as of May 16, 2006. The consideration for each $1,000 principal amount at maturity of Notes tendered and accepted for payment pursuant to the tender offer will also include an amount equal to $0.08 per $1,000 of principal amount at maturity of the Notes for each day, if any, after June 13, 2006 to, but excluding, the date on which the Notes are purchased. The $0.08 approximates the implied daily accretion for each day after June 13, 2006 from the $475 proposed tender offer price to the accreted value at February 20, 2007, which is the date from and after which the Company has the option to redeem all or a portion of the Notes for cash at their accreted value.”
     (viii) The paragraph under the question “Will the Company purchase Notes in the tender offer even if it does not receive the Requisite Consents to the Proposed Amendments?” in the Offer to Purchase is amended and restated in its entirety as follows:
“Receipt of the Requisite Consents is a condition of the tender offer. The Company, in its sole discretion, may waive this condition and accept tenders even if it does not receive the Requisite Consents. The Company, however, has no obligation to do so. In the event the Company elects to waive this condition, the Company will extend the Expiration Date to the extent required by applicable law.”
     (ix) The last paragraph under the question “What happens to your Notes if you do not tender your Notes?” in the Offer to Purchase is amended and restated in its entirety as follows:
“If the Proposed Amendments to the indenture governing the Notes are approved by a majority in aggregate principal amount of the Notes outstanding, we will execute, and use our reasonable best efforts to cause the trustee and any other relevant parties to execute, a supplemental indenture giving effect to the Proposed Amendments. See “The Proposed Amendments.” If you do not tender your Notes and the Proposed Amendments become operative, your Notes will no longer be entitled to the benefit of covenants in the indenture that impose limits on the Company’s ability to incur liens and enter into sale and lease-back transactions. The elimination of these covenants could negatively impact the price at which the outstanding Notes may trade.”
     Item 4. Terms of the Transaction. Item 4 of Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

     (i) The phrase “assets, liabilities or prospects of the Company” appearing in items (3)(a) and (3)(b) under the heading “The Tender Offer and Consent Solicitation—Conditions to the Tender Offer” is hereby deleted, and the phrase “assets or liabilities of the Company” is inserted in its place.
     (ii) The last paragraph under the heading “The Tender Offer and Consent Solicitation—Conditions to the Tender Offer” in the Offer to Purchase is amended and restated in its entirety as follows:
“The Company, in its sole discretion, may accept tenders and waive the Requisite Consents condition to the tender offer even if it does not receive the Requisite Consents. The Company, however, has no obligation to do so. In the event the Company elects to waive this condition, the Company will extend the Expiration Date to the extent required by applicable law. The conditions to the tender offer described in subsections 3(a) through 3(d) above are for the sole benefit of and may be asserted by the Company, in its reasonable discretion, regardless of the circumstances giving rise to such conditions, or may be waived by the Company, in whole or in part, at any time or from time to time on or prior to the Expiration Date, in its reasonable discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right, which may be asserted at any time and from time to time on or prior to the Expiration Date.”
     (iii) The penultimate sentence of the second paragraph under the heading “The Tender Offer and Consent Solicitation—Expiration Date; Extension; Termination; Amendments” in the Offer to Purchase is hereby deleted in its entirety.
     (iv) The last sentence under the heading “The Proposed Amendments” is hereby deleted in its entirety.
     (v) The third paragraph under the heading “Significant Consequences to Non-Tendering Holders” in the Offer to Purchase is amended and restated in its entirety as follows:
“Effect of the Proposed Amendments: If the Proposed Amendments become operative, the Notes that are not tendered and purchased pursuant to the tender offer will remain outstanding and will be subject to the terms of the indenture pursuant to which such Notes were issued, as modified by the Supplemental Indenture. As a result of the adoption of the Proposed Amendments, holders of unpurchased Notes will no longer be entitled to the benefit of covenants in the indenture that impose limits on the Company’s ability to incur liens and enter into sale and lease-back transactions. The Company currently has other indebtedness outstanding with similar covenants restricting the incurrence of liens and the entering into of sale and lease-back transactions. In the event the Company were to refinance this indebtedness or amend the restrictions on liens in the indentures governing this other indebtedness, the Company would be able to incur additional secured indebtedness, which would be effectively senior to the Notes to the extent of the value of the assets securing such indebtedness. In addition, in the event the Company were to refinance this indebtedness or amend the restrictions on sale and lease-back transactions in the indentures governing this other indebtedness, the Company would be able to enter into sale and lease-back transactions that could result in the divestiture of certain assets that otherwise could be available to satisfy obligations to the holders of the Notes. Removing the limitations on liens and sale lease-back transactions could also negatively impact the price at which the outstanding Notes may trade.”
     Item 10. Financial Statements. Item 10 of Schedule TO is amended and restated in its entirety as follows:
(a)(1)	The audited consolidated financial statements of the Company in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 is incorporated by reference herein.

(a)(2)	The unaudited condensed consolidated financial statements of the Company in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2006 is incorporated by reference herein.

(a)(3)	The Company’s ratio of earnings to fixed charges for the fiscal years ended December 31, 2005 and 2004 and the fiscal quarters ended April 1, 2006 and April 2, 2005 are set forth below in response to Item 10(c) and incorporated herein by reference.

(a)(4)	The Company’s book value per share as of April 1, 2006 is set forth below in response to Item 10(c) and incorporated herein by reference.

(b)	Not applicable.

(c)	The summary financial information for the Company required by Instruction 6 to Item 10 of Schedule TO is set forth below.

	(In millions, except share data and ratio of earnings to fixed charges)
				Three Months Ended
	Year Ended December 31,			April 1,	April 2,
	2005	2004	2003	2006	2005
Consolidated Statements of Operations Data:

Net sales	$17,089.2	$16,960.0	$15,746.7	$4,678.5	$4,286.0
Income (loss) before cumulative effect of a change in accounting principle	$(1,381.5)	$422.2	$380.5	$15.0	$15.6
Net income (loss)	$(1,381.5)	$422.2	$380.5	$17.9	$15.6

Net income per share:
Basic	$(20.57)	$6.18	$5.71	$0.27	$0.23
Diluted	$(20.57)	$5.77	$5.31	$0.26	$0.23
Ratio of earnings to fixed charges (1)	—	3.7	3.4	1.1	—

(1)	Earnings for the year ended December 31, 2005 and the three months ended April 2, 2005, were insufficient to cover fixed charges by $1,123.3 million and $0.5 million, respectively. Accordingly, such ratios are not presented.

	(In millions, except share data)
	December 31,			April 1,	April 2,
	2005	2004	2003	2006	2005
Consolidated Balance Sheet Data:

Current assets	$3,846.4	$4,372.0	$3,375.4	$4,079.8	$4,278.7
Noncurrent assets	$4,442.0	$5,572.4	$5,195.6	$4,401.5	$5,542.7
Current liabilities	$4,106.7	$4,647.9	$3,582.1	$4,269.9	$4,601.3
Noncurrent liabilities	$3,070.7	$2,566.4	$2,731.4	$3,076.8	$2,568.2

Book value per share	$16.54	$40.50	$33.12	$16.85	$39.53
     Item 11. Additional Information. Item 11(b) of Schedule TO, which incorporates by reference the information contained in the Offer to Purchase and Consent and Letter of Transmittal, is hereby amended and supplemented as follows:
     (i) The third and fourth paragraphs under the heading “Available Information and Incorporation of Documents by Reference” in the Offer to Purchase are amended and restated in their entirety as follows:
“The following reports and other documents shall be deemed to be incorporated by reference in and made a part of this Offer to Purchase, other than any portions of the respective filings that are furnished (pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K or other applicable SEC rules) rather than filed:
•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Definitive Proxy Statement for our 2006 Annual Meeting of Stockholders as filed with the SEC on March 27, 2006;

•	Quarterly Report on Form 10-Q for the quarter ended April 1, 2006; and

•	Current Reports on Form 8-K and 8-K/A, as filed with the SEC on January 11, 2006, January 12, 2006, January 25, 2006, February 24, 2006, March 8, 2006, March 24, 2006, March 29, 2006, April 11, 2006, April 25, 2006, April 26, 2006, May 15, 2006 and May 25, 2006.

Until the Expiration Date, the Company will amend this Offer to Purchase to incorporate by reference any future filings containing information that is a material change from the information contained or incorporated by reference herein. The Company will make available free of charge, upon request, copies of any document incorporated by reference in this Offer to Purchase, other than exhibits to those documents that are not specifically incorporated by reference into those documents, by writing or telephoning Lear Corporation, 21557 Telegraph Road, Southfield, Michigan 48034, Attention: Investor Relations, telephone (248) 447-1500.”
     (ii) The sixth paragraph under the heading “Available Information and Incorporation of Documents by Reference” in the Offer to Purchase is hereby deleted in its entirety.
     (iii) The first two sentences under the heading “Cautionary Statement Regarding Forward-Looking Statements” are hereby amended and restated as follows:
“This Offer to Purchase, including the documents incorporated by reference, contains statements which constitute forward-looking statements. The words “will,” “may,” “designed to,” “outlook,” “believes,” “should,” “anticipates,” “plans,” “expects,” “intends,” “estimates” and similar expressions identify these forward-looking statements.”
Item 12. Exhibits.

Exhibit
No.	Description

(a)(6)	Press Release issued by Lear Corporation on June 1, 2006.

SIGNATURE
       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 1, 2006

LEAR CORPORATION,
a Delaware corporation

By:	/s/ Shari L. Burgess
Name:	Shari L. Burgess
Its:	Vice President and Treasurer